Exhibit 99.1

Blue Moon Metals Inc.

Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(Expressed in Canadian dollars)

Blue Moon Metals Inc.

Condensed Interim Consolidated Statements of Financial Position

(unaudited)

(Expressed in Canadian dollars)

		March 31, 2026	December 31, 2025
ASSETS	Note	$	$
Cash and cash equivalents	4	40,449,601	92,811,289
Other receivables and prepaid expenses	5	8,228,071	4,321,407
Deferred financing costs	10	1,715,945	1,683,952
Marketable securities	6	1,212,750	807,500
CURRENT ASSETS		51,606,367	99,624,148

Deferred acquisition costs		87,418	1,220,577
Restricted cash	4	253,304	243,466
Mineral property interests	7	183,963,071	122,619,879
Property, plant and equipment	7	56,980,146	30,390,123
NON-CURRENT ASSETS		241,283,939	154,474,045
ASSETS		292,890,306	254,098,193

LIABILITIES
Accounts payable and accrued liabilities	8	21,229,555	12,291,180
Deferred income		166,825	28,312
Debt and lease liabilities	10	176,327	135,140
Other liabilities-current	9	690,861	291,298
CURRENT LIABILITIES		22,263,568	12,745,930

Debt and lease liabilities	10	16,107,602	15,507,940
Other liabilities non-current	9	1,287,340	836,555
NON-CURRENT LIABILITIES		17,394,942	16,344,495
LIABILITIES		39,658,510	29,090,425

SHAREHOLDERS’ EQUITY
Share capital	13	315,701,973	260,949,716
Contributed surplus		3,609,630	3,253,707
Accumulated other comprehensive income		14,623,982	7,375,860
Deficit		(84,161,545)	(50,918,725)
Non-controlling interest		3,457,756	4,347,210
SHAREHOLDERS’ EQUITY		253,231,796	225,007,768
LIABILITIES AND SHAREHOLDERS’ EQUITY		292,890,306	254,098,193

Nature of operations and liquidity	1
Commitments	20
Subsequent events	21

Approved by the Board of Directors on May 14, 2026

/s/ Christian Kargl-Simard	/s/ Karin Thorburn
Christian Kargl-Simard, Director	Karin Thorburn, Director

The accompanying notes are an integral part of these condensed unaudited interim consolidated financial statements

Blue Moon Metals Inc.

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

(unaudited)

(Expressed in Canadian dollars)

		For the three months ended March 31,
		2026	2025
	Note	$	$
Employee benefits		1,025,585	277,523
Share-based payments	14	1,196,452	264,437
Professional and consulting fees		1,916,877	155,651
General exploration expenses	12	28,361,384	745,077
Filing and regulatory fees		304,771	52,749
General administrative costs		323,828	41,232
Shareholder communication and travel		292,477	105,944
Depreciation	7	494,826	379
Foreign exchange loss/(gain)		361,898	(8,226)
Interest expense		545,353	38
Accretion expense	10	327,875	-
Interest income		(371,267)	(146,445)
Other income	11	(242,535)	(14,219)
Fair value gain on marketable securities	6	(405,250)	-

NET LOSS		34,132,274	1,474,140

NET LOSS ATTRIBUTABLE TO:
Blue Moon Metals Inc. shareholders		33,242,820	1,423,059
Non-controlling interest		889,454	51,081
NET LOSS		34,132,274	1,474,140

OTHER COMPREHENSIVE INCOME
Foreign currency translation differences		(7,248,122)	(145,737)
TOTAL COMPREHENSIVE LOSS		26,884,152	1,328,403

Basic and diluted loss per common share attributable to Blue Moon Metals Inc. shareholders		0.41	0.06

Weighted average number of common shares outstanding – basic and diluted		81,418,648	22,196,932

The accompanying notes are an integral part of these condensed unaudited interim consolidated financial statements

Blue Moon Metals Inc.

Condensed Interim Consolidated Statement Cash Flow

(unaudited)

(Expressed in Canadian dollars)

		For the three months ended March 31,
		2026	2025
OPERATING ACTIVITIES	Note	$	$
Net loss		(34,132,274)	(1,474,140)

Items not affecting cash
Share-based payments	14	1,196,452	264,437
Depreciation	7	494,826	379
Interest and accretion expense		865,135	-
Recognition of deferred income		(70,118)	(14,219)
Other income		(242,535)	-
Foreign exchange loss/(gain)		365,398	(8,226)
Unrealized gain on marketable securities	6	(405,250)	-

Change in non-cash working capital items	17	4,819,463	1,018,814

CASH USED IN OPERATING ACTIVITIES		(27,108,903)	(212,955)

INVESTING ACTIVITIES
Investment in property, plant and equipment		(469,053)	-
Mineral property acquisition costs		(236,281)	(3,863,727)
Acquisition of REAS, net of cash acquired		-	(11,042,287)
Cash acquired in Nussir		-	792,997
Cash acquired in NSG		-	9,611
Acquisition of Springer project	3	(24,356,371)	-
Acquisition of Apex project	3	(69,000)	-

CASH USED IN INVESTING ACTIVITIES		(25,130,705)	(14,103,406)

FINANCING ACTIVITIES
Net proceeds from issuance of shares	13	1,298,037	4,984,453
Proceeds from exercise of share-based awards		11,332	-
Interest paid on loan		(543,734)	-

CASH PROVIDED BY FINANCING ACTIVITIES		765,635	4,984,453

Effect of foreign exchange on cash balances		(887,715)	(25,330)

CHANGE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH		(52,361,688)	(9,357,238)

Cash, cash equivalents and restricted cash – beginning		92,811,289	30,008,106

CASH, CASH EQUIVALENTS AND RESTRICTED CASH - ENDING		40,449,601	20,650,868

Supplemental disclosure with respect to cash flow information (Note 17)

The accompanying notes are an integral part of these condensed unaudited interim consolidated financial statements

Blue Moon Metals Inc.

Condensed Interim Consolidated Statements of Changes in Equity

For the three months ended March 31, 2026 and 2025

(unaudited)

(Expressed in Canadian dollars)

	Note	Number of Shares	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit	Non-controlling interest	Shareholders’ Equity
			$	$	$	$	$	$

DECEMBER 31, 2024		6,325,412	16,455,925	1,714,965	-	(13,714,104)	-	4,456,786

Conversion of subscription receipt	13	9,000,035	27,000,084	-	-	-	-	27,000,084
Private placements	13	1,797,660	5,392,980	-	-	-	-	5,392,980
Share issuance costs		-	(834,689)	-	-	-	-	(834,689)
Nussir acquisition	13	24,168,149	85,796,930	-	-	-	5,915,449	91,712,379
NSG acquisition	13	5,608,000	19,908,399	-	-	-	-	19,908,399
REAS acquisition	13	4,210,000	14,945,500	-	-	-	-	14,945,500
Share-based compensation		-	-	251,628	-	-	-	251,628
Net loss		-	-	-	-	(1,423,059)	(51,081)	(1,474,140)
Other comprehensive income		-	-	-	145,737	-	-	145,737

MARCH 31, 2025		51,109,256	168,665,129	1,966,593	145,737	(15,137,163)	5,864,368	161,504,664

Private placements	13	2,469,006	8,027,499	-	-	-	-	8,027,499
Bought deal public offering	13	26,220,000	81,198,840	-	-	-	-	81,198,840
Share issuance costs		-	(410,186)	-	-	-	-	(410,186)
Bonus share issuance to lender	13	1,045,000	3,396,250	-	-	-	-	3,396,250
Exercise of share‐based awards		24,259	72,184	(170,000)	-	-	-	(97,816)
Share-based compensation		-	-	1,457,114	-	-	-	1,457,114
Net loss		-	-	-	-	(35,781,562)	(1,517,158)	(37,298,720)
Other comprehensive income		-	-	-	7,230,123	-	-	7,230,123

DECEMBER 31, 2025		80,867,521	260,949,716	3,253,707	7,375,860	(50,918,725)	4,347,210	225,007,768

Exercise of share-based awards	13	3,333	11,332	-	-	-	-	11,332
Private placements	13	181,127	1,305,565	-	-	-	-	1,305,565
Share issuance costs		-	(7,528)	-	-	-	-	(7,528)
Apex acquisition	3b	7,031,959	53,442,888	-	-	-	-	53,442,888
Share-based compensation		-	-	355,923	-	-	-	355,923
Net loss		-	-	-	-	(33,242,820)	(889,454)	(34,132,274)
Other comprehensive income		-	-	-	7,248,122	-	-	7,248,122

MARCH 31, 2026		88,083,940	315,701,973	3,609,630	14,623,982	(84,161,545)	3,457,756	253,231,796

The accompanying notes are an integral part of these condensed unaudited interim consolidated financial statements

Blue Moon Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(unaudited)

(Expressed in Canadian dollars)

1. Nature of operations and LIQUIDITY

a) Nature of Operations

Blue Moon Metals Inc. (“Blue Moon” or the “Company”) is an exploration stage company which is focused on the exploration and development of mineral resource properties.

The Company was incorporated on January 15, 2007 under British Columbia’s Business Corporations Act. Its registered office is at 2500-666 Burrard, Vancouver BC V6C 2X8 and its head office is at 550-220 Bay Street, Toronto, Ontario, M5J 2W4. The Company trades on the Toronto Venture Exchange (“TSXV”) under the ticker symbol “MOON” and since January 26, 2026, on the Nasdaq Capital Market under the symbol “BMM”. In connection with the Nasdaq listing, the Company’s shares ceased trading on the OTCQX under the symbol “BMOOF”.

The Company owns the zinc-silver-gold-copper Blue Moon project in California, US through its wholly owned subsidiary Keystone Mines Inc. (“Keystone Mines”), the Nussir copper-gold-silver property (“Nussir Project”) in Norway through its 94.52% owned subsidiary Nussir ASA (“Nussir”), the Sulitjelma copper-zinc property (“Sulitjelma Project”) in Norway through its wholly owned subsidiary Nye Sulitjelma Gruver SA (“NSG”), the tungsten mill and mine Springer complex in Nevada through its wholly owned subsidiary Blue Moon (Springer) Inc. and the germanium and gallium Apex project in Utah through its wholly owned subsidiary Blue Moon (Utah) Inc. See Note 3 for more details.

These consolidated financial statements were approved for issue by the Company’s Board of Directors on May 14, 2026.

b) Liquidity

The nature of the Company’s operations requires significant expenditures for the acquisition, exploration and evaluation, and development of mineral properties.  To date, the Company has not received any revenue from mining operations and is considered to be in the advanced exploration stage. The Company’s operations have been primarily funded from equity financings. The Company will continue to require additional funding to maintain its ongoing exploration and evaluation programs, property maintenance payments, operations and project development and construction as it starts entering into the development stage.

These unaudited condensed interim consolidated financial statements have been prepared using IFRS as issued by the International Accounting Standards Boards (“IFRS® Accounting Standards”) applicable to a going concern, which assumes the realization of assets and settlement of liabilities in the normal course of business as they come due.

From December 2024 to the end of March 31, 2026, the Company has been successful in securing financing and raised over $120 million in gross receipts from equity financings. In May 2026, the Company closed an offering with gross proceeds of $156.3 million, comprised of a public prospectus financing and a concurrent private placement. (See note 21). This is in addition to a project financing package for the Nussir project, the main conditions precedent of which included the completion of the feasibility study report and a positive final investment decision, both of which were achieved when the financing was announced. In February 2026, the Company acquired the Springer project in Nevada, and paid the remainder of the US$18.0 million of the US$18.5 million cash purchase cost. Other acquisitions, some of which closed shortly after this reporting period, were mostly paid for with shares rather than cash. Based on the above, management expects that the Company has sufficient liquidity to meet its obligations and continue its planned activities for at least the next 12 months from March 31, 2026.

Blue Moon Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(unaudited)

(Expressed in Canadian dollars)

2. Basis of presentation and summary of material accounting policies

a) Basis of Presentation

These unaudited condensed interim consolidated financial statements of the Company and all its subsidiaries have been prepared in accordance with IFRS® Accounting Standards as applicable to the preparation of interim financial statements under IAS 34, Interim Financial Reporting. The unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the years ended December 31, 2025 and 2024, which have been prepared in accordance with IFRS® Accounting Standards.

The Company’s unaudited condensed interim consolidated financial statements have been prepared on a historical cost basis, except for certain items at fair value. Additionally, these unaudited condensed interim consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The Company’s presentation currency is Canadian (“C$”) dollars. Reference herein of $ or C$ is to Canadian Dollars. US$ is to United States Dollars and NOK is to Norwegian Krone.

The functional currency of the parent company is Canadian dollars. The functional currency of the Company’s Norwegian subsidiaries is Norwegian Krone. The Company’s United States subsidiaries, including Keystone Mines Inc., have a functional currency of United States dollars. Effective January 1, 2026, the functional currency of Keystone Mines Inc. changed from Canadian dollars to United States dollars following changes in the underlying transactions, events and conditions relevant to the entity. This included increased US$ denominated expenditures and operating activities associated with the advancement of the Company’s Blue Moon project. The change in functional currency was applied prospectively from the date of change in accordance with IAS 21. These entities are translated into Canadian dollars for consolidation in accordance with IAS 21.

Statement of financial position items are classified as current if receipt or payment is due within twelve months. Otherwise, they are presented as non-current.

b) Material Accounting Policies

The financial framework and accounting policies applied in the preparation of these unaudited condensed interim financial statements are consistent with those as disclosed in the Company’s most recently disclosed annual consolidated financial statements for the years ended December 31, 2025 and 2024.

c) Significant Judgements and Estimates in Applying the Company’s Accounting Policies

Significant Judgments

The preparation of these unaudited condensed interim consolidated financial statements requires the Company to make significant judgments in applying the Company’s accounting policies and the basis of consolidation. These include but are not limited to the following:

Blue Moon Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(unaudited)

(Expressed in Canadian dollars)

Going concern

Although during the three months ended March 31, 2026, the Company had a loss from operations and negative cash flows from operational activities, the Company was able to secure debt and equity financing to fulfill its operational and developmental needs. Based on management’s expectations of future net cash flows, management has applied judgement that there are not material uncertainties related to events or conditions that may cast substantial doubt on the Company’s ability to continue as a going concern.

Recoverability of Asset Carrying Values

The Company assesses its property, plant and equipment for impairments if there are events or changes in circumstances that indicate that carrying values may not be recoverable at each statement of financial position date. Such indicators include changes in the Company’s business plans, changes in the market and evidence of physical damage.

Determination as to whether and how much an asset is impaired involves management’s judgement on highly uncertain matters such as estimates of project future production, estimated quantities of mineral reserves and resources, expected future production costs, and discount rates.

Valuation of Mineral Property Interests

The carrying amount of the Company’s mineral property interests does not necessarily represent present or future values, and the Company’s mineral property assets have been accounted for under the assumption that the carrying amount will be recoverable. Recoverability is dependent on various factors, including the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development and upon future profitable production or proceeds from the disposition of the mineral properties themselves. Additionally, there are numerous geological, economic, environmental and regulatory factors and uncertainties that could impact management’s assessment as to the overall viability of its properties or to the ability to generate future cash flows necessary to cover or exceed the carrying value of the Company’s mineral property assets.

Blue Moon Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(unaudited)

(Expressed in Canadian dollars)

Estimations and Assumptions

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i) Share-based Payments

The estimation of share-based payments includes estimating the inputs used in calculating the fair value for share-based payments expense included in profit or loss and share-based share issuance costs included in equity. Share-based payments expense and share-based share issuance costs are estimated using the Black-Scholes options-pricing model as measured on the grant date to estimate the fair value of stock options. This model involves the input of highly subjective assumptions, including the expected price volatility of the Company’s common shares, the expected life of the options, and the estimated forfeiture rate.

ii) Income Taxes

The estimation of income taxes includes evaluating the recoverability of deferred tax assets based on an assessment of the Company’s ability to utilize the underlying future tax deductions against future taxable income prior to expiry of those deductions. Management assesses whether it is probable that some or all of the deferred income tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income, which in turn is dependent upon the successful discovery, extraction, development and commercialization of mineral reserves. To the extent that management’s assessment of the Company’s ability to utilize future tax deductions changes, the Company would be required to recognize more or fewer deferred tax assets, and future income tax provisions or recoveries could be affected.

iii) Incremental Borrowing Rate – Lease Liability Measurement

When the Company enters into leases as lessee and where the interest rate implicit in a lease cannot be readily determined, the Company determines its incremental borrowing rate in order to measure its lease liability. The incremental borrowing rate is the rate of interest that a lessee would have to pay to borrow over a similar term, and with similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. In determining its incremental borrowing rate, the Company considers the term of the lease, the nature of the leased asset, and its level of indebtedness with reference to market risk-free interest rates.

iv)  Measurement of Fair Values at Acquisition Date

In accounting for the acquisitions of the Springer and Apex mining properties, a significant estimate was calculated in determining the relative fair values of the identifiable assets acquired and liabilities assumed. The purchase consideration, including directly attributable acquisition costs, was allocated to the acquired assets on a relative fair value basis.

For Springer, the acquired assets primarily consisted of property, plant and equipment, mineral properties, water permits and fee land. For Apex, the acquired assets primarily consisted of mineral properties and related mining interests.

New standards and interpretations not yet adopted

IFRS 18 – Presentation and Disclosure in Financial Statements

In April 2024, IFRS® Accounting Standards issued IFRS 18, which replaces IAS 1. IFRS 18 introduces a revised structure for the income statement, requiring presentation of income and expenses within operating, investing and financing categories and mandating specified subtotals. It also sets disclosure requirements for management-defined performance measures and provides enhanced guidance on aggregation and disaggregation in the financial statements and notes.

Blue Moon Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(unaudited)

(Expressed in Canadian dollars)

IFRS 18 does not change the recognition or measurement of items, nor the classification of items within other comprehensive income. It is effective for annual reporting periods beginning on or after January 1, 2027, with retrospective application required and early adoption permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

3. Acquisition of U.S. assets

During the period, the Company completed the acquisition of the Springer and Apex mining properties. The assets acquired included plant and equipment, and mineral properties. Management concluded that the acquisitions did not meet the definition of a business under IFRS 3 due to a lack of substantive processes and accordingly accounted for the transactions as asset acquisitions. The consideration transferred, including cash, share consideration and directly attributable transaction costs, was allocated to the identifiable assets acquired based on their relative fair values.

a) Springer Mine and Mill

On February 10, 2026, the Company completed the acquisition of the Springer Mine and Mill (“Springer”) located in Nevada from GOODS LG LLC. Management concluded that the acquisition did not meet the definition of a business under IFRS 3 due to a lack of substantive processes and accordingly accounted for the transaction as an asset acquisition.

The purchase consideration consisted of an initial cash deposit of US$0.5 million, a final cash payment of US$18.0 million and directly attributable transaction costs of $0.5 million, for total consideration of $25.6 million.

The purchase consideration, including directly attributable transaction costs, was allocated to the acquired assets based on their relative values. Of the total consideration allocated, $24.8 million was assigned to property, plant and equipment, including the processing facilities, infrastructure and fee land and $0.8 million was assigned to mineral properties, including the unpatented mining claims and water permits.

b) Apex Mine

On March 13, 2026, the Company closed the acquisition of the Apex Mine property (“Apex”) in Utah from Teck American Incorporated, a subsidiary of Teck Resources Limited (“Teck”). The property consists of patented and unpatented mining claims associated with a past-producing germanium, gallium and copper underground mine. The Company assumed a pre-existing 3% NSR royalty. The transaction was accounted for as an asset acquisition as the acquisition did not meet the definition of a business under IFRS 3 due to a lack of substantive processes and accordingly accounted for the transaction as an asset acquisition.

The purchase consideration consisted of 7,031,959 common shares of the Company issued to Teck at a fair value of $53.4 million, based on the Company’s closing share price on the acquisition date, and directly attributable transaction costs of $0.2 million, for total consideration of $53.6 million, a 0.5% NSR royalty on the property, life-of-mine zinc concentrate offtake rights for the Blue Moon deposit, offtake rights for the Apex deposit and certain investor rights.

The acquired assets primarily consisted of mineral properties and related mining interests. As the transaction represented an acquisition of assets rather than a business combination, the purchase consideration, including directly attributable transaction costs, was capitalized to mineral properties.

4. Cash and cash equivalents AND RESTRICTED CASH

Cash and cash equivalents and restricted cash are comprised of the following:

	March 31, 2026	December 31, 2025
	$	$
Cash and cash equivalents	40,449,601	92,811,289
Restricted Cash	253,304	243,466
TOTAL	40,702,905	93,054,755

Blue Moon Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(unaudited)

(Expressed in Canadian dollars)

5. OTHER RECEIVABLES AND PREPAID EXPENSES

	March 31, 2026	December 31, 2025
	$	$
Value added tax receivable	4,004,004	958,332
Prepaid expenses	1,638,444	569,773
Receivable from Wergeland Eiendom AS – Hammerfest Port	1,362,268	969,213
Supplier advance	1,206,933	1,689,644
Other receivables	16,422	134,445
TOTAL	8,228,071	4,321,407

6. MARKETABLE SECURITIES

As at March 31, 2026, the Company held 4,250,000 common shares of Honey Badger Silver Inc. (TSXV: TUF), received in connection with the disposition of a mineral property in 2024. The Company held a royalty in the Tillex project in Canada and in January 2026, the owner of the Tillex project, Metals Creek Resources Corp. (TSXV: MEX, “Metals Creek”) exercised its right of buy-back and issued 50,000 common shares in Metals Creek to the Company. These investments are classified as financial assets measured as fair value through profit or loss. The fair value of the investments in marketable securities was $1,212,750 based on the closing market price of both investments as at March 31, 2026 (December 31, 2025: $807,500). During the three months ended March 31, 2026, a fair value gain of $405,250 was recorded.

Blue Moon Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(unaudited)

(Expressed in Canadian dollars)

7. Mineral Properties, Plant and equipment

Mineral properties, plant and equipment are comprised of the following:

	Mineral Properties	Property, Plant and Equipment	Total
Cost	$	$	$
As at December 31, 2024	698,007	5,706	703,713
Nussir acquisition	95,222,303	-	95,222,303
NSG acquisition	20,151,896	-	20,151,896
REAS acquisition	-	28,350,863	28,350,863
Additions	-	7,220	7,220
Effects of foreign exchange	158,000	2,925	160,925
As at March 31, 2025	116,230,206	28,366,714	144,596,920
Additions	-	2,774,675	2,774,675
Effects of foreign exchange	6,389,673	688,065	7,077,738
As at December 31, 2025	122,619,879	31,829,454	154,449,333
Springer acquisition	770,935	24,838,564	25,609,499
Apex acquisition	53,630,796	-	53,630,796
Additions	291,322	608,762	900,084
Effects of foreign exchange	6,650,139	1,642,271	8,292,410
As at March 31, 2026	183,963,071	58,919,051	242,882,122

Accumulated depreciation, depletion and amortization
As at December 31, 2024	-	3,022	3,022
Depreciation	-	379	379
As at March 31, 2025	-	3,401	3,401
Depreciation	-	1,431,343	1,431,343
Effects of foreign exchange	-	4,587	4,587
As at December 31, 2025	-	1,439,331	1,439,331
Depreciation	-	494,826	494,826
Effects of foreign exchange	-	4,748	4,748
As at March 31, 2026	-	1,938,905	1,938,905

Net book value
As at December 31, 2025	122,619,879	30,390,123	153,010,002
As at March 31, 2026	183,963,071	56,980,146	240,943,217

Blue Moon Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(unaudited)

(Expressed in Canadian dollars)

During the first quarter of 2026, the Company completed the acquisitions of Springer and Apex (Note 3).

The following table summarizes the Company’s leases, which currently consist primarily of the lease for the Øyen industrial in Norway, vehicle leases associated with the Nussir project, as well as office and ground surface leases associated with the Blue Moon project. The table also reflects the movement of the related ROU asset within property, plant and equipment.

Net book value
$
As at December 31, 2024	-
REAS Acquisition	26,900,000
As at March 31, 2025	26,900,000
Additions	607,049
Depreciation	(1,286,033)
Effects of foreign exchange	664,723
As at December 31, 2025	26,885,739
Additions	114,215
Depreciation	(456,362)
Effects of foreign exchange	2,101,358
As at March 31, 2026	28,644,950

8. accounts payable and accrued liabilities

	March 31, 2026	December 31, 2025
	$	$
Accounts payable	10,577,739	4,248,711
Accrued liabilities and other	10,651,816	8,042,469
TOTAL	21,229,555	12,291,180

9. OTHER LIABILITIES

	March 31, 2026	December 31, 2025
	$	$
Other liabilities
Restricted share unit liabilities	1,091,742	251,213
Provision – Port of Hammerfest claim	728,150	723,861
Other (i)	158,309	152,779
Other liabilities	1,978,201	1,127,853
Less: current portion	690,861	291,298
Long-term portion	1,287,340	836,555

i.Other liabilities primarily relate to an accrual related to the Nussir project, required under the agreement with Finnmarkseiendommen (“FeFo“).

Blue Moon Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(unaudited)

(Expressed in Canadian dollars)

10. DEBT AND LEASE LIABILITIES

Debt and lease liabilities are comprised of the following:

	March 31, 2026	December 31, 2025
	$	$
Lease liabilities (i)	656,665	577,009
Bridge loan (ii)	15,627,264	15,066,071
Debt and lease liabilities	16,283,929	15,643,080
Less: current portion	176,327	135,140
Long-term portion	16,107,602	15,507,940

The changes in debt and lease liabilities are comprised of the following:

	Leases	Debt	Total
	$	$	$
As at December 31, 2024 and March 31, 2025	-	-	-
Additions	579,564	17,302,791	17,882,355
Deferred financing fee	-	(2,591,756)	(2,591,756)
Payments	(54,882)	(550,018)	(604,900)
Interest	62,569	701,628	764,197
Financing fee amortization	-	390,392	390,392
Effects of foreign exchange	(10,242)	(186,966)	(197,208)
As at December 31, 2025	577,009	15,066,071	15,643,080
Additions	114,215	-	114,215
Payments	(34,108)	(509,625)	(543,733)
Interest	16,833	509,625	526,458
Financing fee amortization	-	327,207	327,207
Effects of foreign exchange	(17,284)	233,986	216,702
As at March 31, 2026	656,665	15,627,264	16,283,929
Less: current portion	176,327	-	176,327
Long-term portion	480,338	15,627,264	16,107,602

  Lease liabilities relate to arrangements associated with operations at the Nussir project and the Blue Moon project. The arrangement with the Hammerfest port relating to quay repairs and continued use was assessed as a variable lease with no fixed minimum payment. As the quay lease payments were not fixed, no lease liability or ROU asset has been recognized at this stage. The Company also recognizes lease liabilities related to office and ground surface leases associated with the Blue Moon project.

ii. On August 19, 2025, the Company and its subsidiaries entered into a bridge loan agreement with Hartree Partners, LP (“Hartree”) and a fund managed by Oaktree Capital Management Inc. (“Oaktree”).

Blue Moon Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(unaudited)

(Expressed in Canadian dollars)

The bridge loan provided a total facility of US$25,000,000, available in two advances of US$12,500,000 each. The first advance was drawn on September 4, 2025 by Nussir. The second advance remains undrawn as at March 31, 2026.

Interest is calculated at the base rate plus 8% per annum. The base rate is the greater of:

i)  Adjusted Term SOFR, defined as 3-month Term SOFR + 0.10%; and

ii) 3.00%

Interest is calculated on a 360-day year and payable in arrears on a quarterly basis. The Company has the option to pay interest in kind, in which case the accrued interest is capitalized to the loan principal, subject to lender approval.

The bridge loan matures on June 30, 2027 and is secured by pledges over the shares and assets of Nussir, Blue Moon Norway, REAS and Keystone Mines.

In connection with the initial advance, the Company paid a structuring premium of 2% of the total commitment and incurred legal fees, both of which were deducted from the proceeds on initial recognition in accordance with IFRS 9. The Company also issued 1,045,000 bonus shares to one of the lenders as consideration for providing the facility. The bonus shares issued, the fair value of which was $3,396,250, was recorded as a deferred financing cost and will be recognized as a deduction from the carrying amount of the loan and amortized over the term of the bridge loan using the effective interest method upon draw down. For the initial draw, 50% of the value of the bonus shares has been recognized as a transaction cost, with the remaining 50% to be recognized when the second tranche is drawn. The carrying value of the bonus shares is recorded as deferred financing cost at $1,715,945 as at March 31, 2026.

As a result, the carrying value of the bridge loan increases over time through the amortization of deferred financing costs and bonus share consideration recognized within the accretion expense. The bridge loan is classified as a financial liability at amortized cost and is measured using the effective interest method. The effective interest rate on the first advance is approximately 16.78%.

As at March 31, 2026, the carrying amount of the bridge loan was $15,627,264. The fair value of the loan approximates its carrying amount given its recent issuance and floating interest rate.

The schedule of undiscounted lease payment and debt obligations is as follows:

	Leases	Debt	Total
	$	$	$
Less than one year	176,327	2,096,059	2,272,386
One to five years	469,236	18,100,896	18,570,132
More than five years	410,730	-	410,730
Total undiscounted obligations as at March 31, 2026	1,056,293	20,196,955	21,253,248

11. OTHER INCOME

During the three months ended March 31, 2026, the Company recognized other income of $242,535 (2025: $14,219), primarily related to the sale of rock masses from underground development activities at the Nussir project.

12. General exploration expenses

For the three months ended March 31,	2026	2025
	$	$
Claims costs	10,885	9,849
Camp operations	3,786,145	234,457
Development and site preparation	17,750,204	-
Engineering studies	3,501,083	382,151
Prospecting and geology	3,173,015	16,189
Permitting	140,052	102,431
TOTAL	28,361,384	745,077

Blue Moon Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(unaudited)

(Expressed in Canadian dollars)

13. Share capital

a) Authorized share capital

Authorized share capital consists of an unlimited number of common shares without par value, unlimited Class “A” preferred shares with par value of $10 per share, and unlimited Class “B” preferred shares without par value. No preferred shares have been issued.

b) Common shares

The following shows the Company’s issued and outstanding common shares and the prices at which the shares are issued.

	Number of Common Shares	Share Issue Price
Balance as at December 31, 2024	6,325,412
Conversion of subscription receipts	9,000,035	$ 3.00
Shares issued under private placement	4,266,666	$ 3.15
Shares issued under bought deal public offering	26,220,000	$ 3.15
Bonus share issuance to lender	1,045,000	$ 3.25
Nussir acquisition	24,168,149	$ 3.55
NSG acquisition	5,608,000	$ 3.55
REAS acquisition	4,210,000	$ 3.55
Shares issued on settlement of share-based awards	24,259	$ 3.80
Balance as at December 31, 2025	80,867,521
Shares issued under private placement	181,127	$ 7.21
Exercise of share-based awards	3,333	$ 3.40
Apex acquisition	7,031,959	$ 7.60
Balance as at March 31, 2026	88,083,940

i. Acquisitions

On March 13, 2026, the Company closed the acquisitions of Apex (Note 3) and issued 7,031,959 shares valued at a price of $7.60 per common share.

On March 6, 2025, the Company closed the acquisition of REAS and issued 4,210,000 shares valued at a price of $3.55 per common share.

On February 26, 2025, the Company closed the acquisitions of Nussir and NSG and issued 24,168,149 and 5,608,000 shares respectively valued at a price of $3.55 per common share.

Blue Moon Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(unaudited)

(Expressed in Canadian dollars)

ii. Financing

On March 3, 2026, the Company announced that Leonard Nilsen & Sønner AS (“LNS”), the mining contractor for the Company’s Nussir project in Norway, subscribed for 168,514 common shares of the Company at a price of $7.208 per share for gross proceeds of approximately $1.2 million, as the second and final follow-up investment originally agreed to on December 19, 2024 and was triggered on 10 months after the LNS underground mobilization at Nussir (see below). Pursuant to a pre-existing participation right, Hartree elected to exercise its pre-emptive right to participate in the financing and on March 6, 2026, subscribed for an additional 12,613 common shares at the same price of $7.208 per share. On March 10, 2026, the Company announced the closing of the financing, issuing an aggregate of 181,127 common shares for total gross proceeds of $1,305,565.

On October 1, 2025, pursuant to a prospectus supplement to the Company’s short form base shelf prospectus, the Company closed a bought-deal public offering issuing 26,220,000 common shares at a price of $3.30 per share for total gross proceeds of $86,526,000. Net proceeds from the offering of $81,198,840, after underwriters’ fees and other offering costs, are expected to be used for the development of the Blue Moon project, further exploration at Nussir and NSG and general corporate and working capital purposes.

On September 4, 2025 the Company issued 2,092,173 common shares at a price of $3.30 per share for gross proceeds of $6,897,000 to Oaktree as part of the initial equity tranche under the Hartree and Oaktree project finance package to fund early works and pre-construction activities at Nussir.

Concurrent with the first draw under the related bridge loan, the Company issued 1,045,000 bonus shares to Hartree for no cash consideration as part of the financing arrangement. The fair value of the bonus shares was based on the Company’s closing share price on September 4, 2025.

On May 8, 2025, the Company issued 376,833 shares at a price of $3.00 per share for gross proceeds of $1,130,499 to LNS. The subscription formed part of the follow-on equity investment originally agreed to on December 19, 2024 and was triggered upon the Company achieving the first milestone - the LNS underground mobilization at Nussir.

On March 7, 2025, the Company closed the second tranche of financing from Hartree Partners LP (“Hartree”) in connection with the Nussir and NSG Transactions. Hartree purchased 1,750,000 shares at a price of $3.00 per share for total gross proceeds of $5,250,000.

On February 26, 2025, on closing of the Nussir and NSG transactions, 9,000,028 Subscription Receipts, issued as part of the December 19, 2024 unit financing were automatically converted into 9,000,035 common shares of the Company without payment of additional consideration (rounding due to the 10:1 share consolidation).

On February 26, 2025, the Company issued 47,660 shares at a price of $3.00 per common share for gross proceeds of $142,980.

iii. Share units

The Company maintains a share-based compensation plan under which certain employees and officers are granted share units. During the year, share units were granted and settled in accordance with the terms of the plan. Further details of the Company’s share-based compensation arrangements are disclosed in Note 14.

Blue Moon Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(unaudited)

(Expressed in Canadian dollars)

14. Stock options, RESTRICTED STOCK UNITS (“RSUs”), and Deferred stock units (“DSUs”)

a) Stock options

The Company’s Plan includes Options, RSUs and DSUs.  Directors, officers, employees and consultants of the Company and of its subsidiaries are eligible to receive Options. The aggregate number of shares to be issued upon the exercise of all derivatives granted under the plan shall not exceed 10% of the issued shares of the Company at the time of granting the options. The maximum number of common shares optioned to any one optionee shall not exceed 5% of outstanding common shares of the Company. Options granted under the plan generally have a term of five years but may not exceed five years and typically vest over a three-year period or at terms to be determined by the directors at the time of grant. The exercise price of each option shall be determined by the directors at the time of grant but shall not be less than the price permitted by the policies of the stock exchange(s) on which the Company’s common shares are then listed.

The following table summarizes the stock option activity for the year:

	Number of Stock options	Weighted average exercise price
Balance as at January 1, 2025	181,500	$2.80
Granted	593,000	$3.52
Expired, unexercised	(11,500)	$5.00
Balance as at December 31, 2025	763,000	$3.32
Exercised	(3,333)	$3.40
Balance as at March 31, 2026	759,667	$3.32

Stock options outstanding and exercisable are as follows:

Expiry Date	Exercise Price	Number of Stock options outstanding	Average remaining contractual life (years)	Number of stock options exercisable
January 9, 2029	$1.00	55,000	2.78	55,000
November 1, 2029	$3.40	111,667	3.59	34,999
February 26, 2030	$3.55	275,000	3.91	91,666
April 21, 2030	$4.10	60,000	4.06	-
May 8, 2030	$3.00	24,000	4.10	-
July 3, 2030	$3.37	200,000	4.26	-
August 20, 2030	$3.57	34,000	4.39	-
March 31, 2026		759,667	3.91	181,665

During the three months ended March 31, 2026, the Company recorded share-based compensation expense of $301,675 (March 31, 2025: $114,533) relating to stock options. No options were granted during the three months ended March 31, 2026 (March 31, 2025: 275,000) and 3,333 options were exercised (March 31, 2025: NIL). The majority of options granted vest over a three-year period, however certain options granted in 2024 vest semi-annually over an 18-month period.

Blue Moon Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(unaudited)

(Expressed in Canadian dollars)

b) RSUs

The following table summarizes the RSU activity for the period:

	Number of RSUs	Weighted Average Value at Date of Grant
Balance as at January 1, 2025	37,500	$3.40
Granted	410,415	4.04
Balance as at December 31, 2025	447,915	$3.99
Forfeited	(8,334)	3.40
Balance as at March 31, 2026	439,581	$4.00

Under the Company’s Plan, RSUs are granted to employees, directors and non-employees as approved by the Company’s Board of Directors. Each RSU represents a unit with the underlying value equal to the value of one common share of the Company, vests over a specified period of service in accordance with the plan and can be equity or cash settled at the discretion of the Company. RSUs granted to date vest over a period of up to three years.

On April 21, 2025, 25,000 RSUs were granted, and on December 1, 2025 the Company granted a further 385,415 RSUs. As the Company intends to settle in cash, the cost of the RSUs is recognized as an other liability in the consolidated statements of financial position and as an expense over the vesting period in the consolidated statements of loss and comprehensive loss. The liability is re-measured to fair value at each reporting date with changes in fair value recognized in the consolidated statements of loss and comprehensive loss. As at March 31, 2026, the fair value of the RSU liability was $1,091,742 (note 9) and a total of 439,581 RSUs were outstanding (March 31, 2025: 37,500).

During the three months ended March 31, 2026, an amount of $840,529 (March 31, 2025: $12,808) as related to RSUs was recorded in stock-based compensation expense.

c) DSUs

The following table summarizes the DSU activity for the period:

	Number of DSUs	Weighted Average Value at Date of Grant
Balance as at January 1, 2025	140,000	$3.40
Granted	84,506	3.55
Settled	(50,000)	3.50
Balance as at December 31, 2025 and March 31, 2026	174,506	$3.46

Under the Company’s Plan, DSUs are granted to directors as approved by the Company’s Board of Directors. Each DSU represents a unit with the underlying value equal to the value of one common share of the Company and in accordance with the terms of the plan is settled upon a director’s departure from the Board or twelve months from grant, whichever is later. DSU’s vest over one year from the grant date.

On March 7, 2025, 84,506 DSUs were granted. As the Company intends to equity settle the awards, the cost of the DSUs is recognized as a component of contributed surplus in the consolidated statements of financial position and as an expense in the consolidated statements of loss and comprehensive loss. The fair value is not remeasured after the grant date. During the three months ended March 31, 2026, an amount of $54,248 (March 31, 2025: $137,096) relating to DSUs on grant date was recorded in stock-based compensation expense. During 2025, 50,000 DSUs were settled following one director who did not stand for re-election to the Board.

Blue Moon Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(unaudited)

(Expressed in Canadian dollars)

15. RELATED PARTY TRANSACTIONS

Management Compensation

The Company’s related parties include its directors and officers, who are the key management of the Company.  The remuneration of directors and officers during the years presented was as follows:

For the three months ended March 31,	2026	2025
	$	$
Wages and salaries	831,183	325,821
Consulting fees	540,541	-
Share-based payments	1,058,700	245,391
MANAGEMENT COMPENSATION	2,430,424	571,212

16. Segmented information

The Company is engaged in the acquisition, exploration and development of mineral properties in Norway and the United States. Segment reporting is aligned with the manner in which management monitors business performance. Prior to aggregation, each exploration project is considered an individual operating segment. The Nussir and REAS acquisitions have been aggregated into a single reportable segment.

All non-current assets and exploration expenditures are located in, and incurred within, the United States or Norway. Materially all of the cash and general administrative costs are held and incurred by the Canadian parent company. The following is a summary of non-current assets by reportable segment:

	March 31, 2026		March 31, 2025
	Mineral Properties	Property, Plant and Equipment	Mineral Properties	Property, Plant and Equipment
	$	$	$	$
Blue Moon	1,000,366	613,261	698,007	-
Nussir/REAS	106,105,797	31,352,035	95,301,303	28,353,788
NSG	22,455,177	32,290	20,230,896	-
Springer	770,935	24,838,564	-	-
Apex	53,630,796	-	-	-
Corporate	-	143,996	-	9,525
Total	183,963,071	56,980,146	116,230,206	28,363,313

The Company’s exploration and evaluation expenditures by reportable segment for the periods are presented as follows:

For the three months ended March 31,	2026	2025
	$	$
Blue Moon	11,956,840	360,864
Nussir/REAS	15,376,158	322,058
NSG	668,339	62,155
Springer	360,047	-
Total	28,361,384	745,077

Blue Moon Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(unaudited)

(Expressed in Canadian dollars)

17. supplemental disclosure with respect to cash flows

The changes in the Company’s non-cash working capital items relating to operating activities for the periods indicated below are as follows:

For the three months ended March 31,	2026	2025
	$	$
Changes in other receivables and prepaid expenses	(3,664,129)	45,848
Changes in accounts payable and accrued liabilities	8,483,590	972,966
CHANGE IN NON-CASH WORKING CAPITAL	4,819,461	1,018,814

18. CAPITAL MANAGEMENT

The Company is a mineral exploration and development company focusing on advancing its projects in Norway and the United States, including its material projects in Nussir and Blue Moon. Its principal source of funding is the issuance of equity securities.

The Company considers capital to be equity attributable to common shareholders, comprised of share capital, contributed surplus, and deficit.  It is the Company’s objective to safeguard its ability to continue as a going concern so that it can continue to explore and develop its projects.

The Company manages its capital structure based on the funds available for its operations and makes adjustments for changes in economic conditions, capital markets and the risk characteristics of the underlying assets.  To maintain its objectives, the Company may attempt to issue new shares, seek debt financing, alternative project financing, acquire or dispose of assets or change the timing of its planned exploration and development projects.  There is no assurance that these initiatives will be successful.

The Company monitors its cash position on a regular basis to determine whether sufficient funds are available to meet its short-term and long-term corporate objectives.

There has been no change in the Company’s capital management practices during the period.  Blue Moon does not pay dividends.  Neither the Company nor any of its subsidiaries is subject to externally imposed capital requirements.

19. FINANCIAL INSTRUMENT RISK

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company is exposed to liquidity and credit risks arising from its financial instruments. The Company’s financial instruments include cash, restricted cash, other receivables, marketable securities, accounts payable and accrued liabilities, deferred income and the bridge loan. These financial assets and liabilities are primarily classified and measured at amortized cost, except for marketable securities, which are measured at fair value through profit or loss. The carrying values of the Company’s financial instruments approximate their fair values due to their short-term nature.

As at March 31, 2026, the carrying amount of the bridge loan was $15,066,071, which includes interest capitalized to the loan principal under the payment-in-kind interest terms of the loan. The fair value of the loan approximates its carrying amount given its recent issuance and floating interest rate. The bridge loan is classified as a non-current liability as the contractual maturity extends twelve months beyond the reporting date.

Blue Moon Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(unaudited)

(Expressed in Canadian dollars)

a) Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they come due.  Refer to note 1(b) for more information regarding the Company’s liquidity risk.

b) Credit risk

The Company is exposed to credit risk on its cash, restricted cash, receivables due from Wergeland Eiendom AS and value added tax receivables. To reduce credit risk, substantially all cash is on deposit at major banks. Restricted cash are deposits held by the Bureau of Land Management (“BLM”) in California, and FeFo the land management authority in Norway. As at March 31, 2026, sales tax recoverable was $4,004,004 (December 31, 2025: $958,332). Restricted cash is comprised of bonds valued at $92,895 (December 31, 2025: $91,341) held by the BLM and cash held in a restricted account valued at $160,409 (December 31, 2025: $152,125) held by FeFo. The Company’s exposure to credit risk is limited to the carrying amount of its cash, restricted cash, advance to suppliers, receivables due from Wergeland Eiendom AS and sales tax recoverable. Accordingly, the Company considers its exposure to credit risk minimal.

c) Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.

Interest rate risk

The Company has cash balances which are not subject to significant risks in fluctuating interest rates.  The Company’s current policy is to invest excess cash in high-rate savings or investment-grade short-term deposit certificates issued by its banking institutions.  The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.

At March 31, 2026, the Company held interest-bearing cash, cash equivalents and restricted cash of $40,610,011 (December 31, 2025: $92,963,414). A 1% increase or decrease in interest rates, with all other variables held constant, would increase or decrease the Company’s net loss by approximately $406,100 (December 31, 2025: $929,634). This is based on the Company’s interest-bearing balances at the reporting date. Restricted cash balances that do not earn interest have been excluded from this analysis.

Foreign currency risk

The Company is exposed to foreign currency risk on fluctuations related to cash, restricted cash, receivables, accounts payable and accrued liabilities, and capital expenditures that are denominated in US dollars and Norwegian Kroner.

The foreign currency translation differences recognized in other comprehensive income primarily relate to the translation of the Company’s foreign operations, including USD and NOK functional subsidiaries. The foreign exchange presented in the Company’s net loss primarily related to the revaluation of foreign currency denominated cash and cash equivalents held during the period, as well as the translation of the US$ denominated short-term bridge loan held in a NOK functional subsidiary.

Sensitivity Analysis

The Company operates through subsidiaries in the United States and Norway and is exposed to foreign currency risk arising from fluctuations in exchange rates. The Company’s principal exposure relates to balances denominated in US dollar, Norwegian Krone and Euro relative to the Canadian dollar.

The following table illustrates the estimated impact on loss and comprehensive loss before income taxes of a 10% change in the CAD exchange rate against the USD, NOK and EUR, based on the Company’s monetary financial instruments denominated in foreign currencies as at March 31, 2026.

Blue Moon Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(unaudited)

(Expressed in Canadian dollars)

Currency	Change	Effect on Pre-Tax Loss	Change	Effect on Pre-Tax Loss
USD	+10%	$1,941,644	-10%	$(1,941,644)
NOK	+10%	$219,063	-10%	$(219,063)
EUR	+10%	$56,461	-10%	$(56,461)

Market Price risk

i. Equity price risk

The Company is exposed to equity price risk through fluctuations in the market price of its own common shares. Equity price risk is defined as the potential adverse impact on the Company’s earnings, or ability to obtain equity financing, due to movements in individual equity prices or broader stock market movements.

In addition, the Company holds equity instruments which are classified as marketable securities and are subject to equity price risk. The market price or value of these investments can vary from period to period. A 10% fluctuation in the quoted market price of marketable securities would have a minimal impact on the Company’s loss and comprehensive loss.

ii. Commodity price risk

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatility. The Company closely monitors commodity prices of zinc, copper, gold, silver, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

20. COMMITMENTS

The Company entered into contracts for underground mining and associated development work related to the Nussir project. As at March 31, 2026, the Company has contractual commitments to spend in accordance with such contracts totaling approximately $62.5 million. Except as otherwise disclosed in the financial statements, there are no other commitments.

The Company’s mineral properties are subject to several net smelter return (“NSR”) and royalty obligations as summarized below:

Project	Country	Royalty / NSR
Nussir	Norway	0.75% NSR
NSG	Norway	0.5% NSR
Blue Moon	USA	0.5% NSR and 3% NSR
Springer	USA	2.0% NSR
Apex	USA	0.5% NSR, 2.0% NSR and 4.0% to 8.0% royalties

21. Subsequent events

a) Acquisition of the Gage Project

On April 2, 2026, the Company closed the acquisition of the Gage project located in Washington County, Utah, USA from a subsidiary of Liberty Gold Corp. This consists of 181 unpatented mining claims and two Utah School and Institutional Trust Lands (“SITLA”) leases, covering approximately 5,916 hectares surrounding the Apex mine.

Consideration for the acquisition consisted of the issuance of 420,935 common shares of the Company and a 2% NSR royalty on mineral production from certain concessions, excluding land subject to SITLA leases, which carries a 4%/8% NSR royalty depending on whether the materials are fissionable. The Company also retains an option to repurchase 1.0% of the royalty for cash consideration prior to achieving commercial production.

b) Proposed combination of Sultijelma district assets

On April 2, 2026, the Company announced that it had entered into a non-binding letter of intent (“LOI”) with Alpha Future Funds S.C.S. (“AFF”) to combine their respective wholly owned subsidiaries, Nye Sulitjelma Gruver AS and VMS Explorations AS (“VMS”), into a single entity.

Blue Moon Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(unaudited)

(Expressed in Canadian dollars)

NSG and VMS hold permits over the historic Sulitjelma mining district in Norway and the proposed transaction is expected to support an integrated development approach to advance the project.

The LOI contemplates a period of up to four months to complete due diligence and negotiate a definitive agreement. The proposed transaction remains subject to, among other things, completion of due diligence, execution of a definitive agreement and receipt of applicable regulatory approvals. Accordingly, there can be no assurance that the transaction will be completed as contemplated, or at all.

c) Hartree follow-on investment

On April 24, 2026, following Hartree’s exercise of its top-up right pursuant to the investor rights agreement with the Company, the Company issued 526,617 common shares to Hartree at $9.06 per share for gross proceeds of approximately $4.8 million. Proceeds will be used for project development and general corporate purposes.

d) May 2026 Offering

On May 6, 2026, the Company closed its bought deal Offering, consisting of the Public Offering of 10 million common shares with a partial exercise of over-allotment option of 0.63 million common shares, at $10.00 per share, and the Concurrent Private Placement of 50 million common shares at the same price, for an aggregate gross proceeds of approximately $156.3 million. Scotiabank, ATB Cormark Capital Markets and Canaccord Genuity Corp. acted as joint bookrunners on behalf of a syndicate of underwriters, including Haywood Securities Inc., Titan Partners Group LLC, a division of American Capital Partners, LLC, Maxim Group LLC and Red Cloud Securities Inc. (collectively, the “Underwriters”). The Underwriters received an aggregate cash commission of approximately $7.8 million in connection with the Offerings.

e) WO claims

On April 28, 2026, the Company announced it has entered into an agreement to acquire certain claims adjacent to the Springer mine and processing plant from GoldPlay LLC and Robert Schafer for consideration of 188,199 common shares, US$1 million in cash and a sliding scale gross revenue royalty (“GRR”) on mineral production on the claims with an option for the Company to buy down the GRR to 1.5% for a cash payment of US$2.0 million. The claims consisted of nine unpatented mineral claims and include the Stank deposit, the O’Byrne deposits and a portion of the Sutton deposit, which covered some historically identified veins.